ADDENDUM TO MERGER AGREEMENT


This agreement between Masterpiece Technology Group, Inc., a Utah corporation, as the parties of the first part and Maplecrest Software Development, Inc., a Connecticut corporation, and its principals Richard Gressett, Robin Hirschfield and David Allen as parties of the second part is entered into for the purposes of advancing and resolving outstanding issues regarding the merger of Maplecrest into Masterpiece and a resolution of other various rights and liabilities among the various parties hereto.


Stock Transfer

In order to resolve any disagreements, disputes or defaults affecting that portion of the Maplecrest / Masterpiece merger agreement as the same relates to stock transfers, the parties agree hereto to modify thier Merger Agreement as follows.

I

AGREED that 2,344 shares of Maplecrest stock shall be exchanged at a ratio of 1 / 805.46 for 1,888,000 shares of Masterpiece stock, which stock shall be issued as restricted investment stock, subject to Rule 144, except as may be otherwise noted below.

II

In accordance with Schedule A annexed, the 1,888,000 shares of stock shall be disbursed as follows.

59,201 shares (Restricted) & 177,604 shares (Registered) to Maplecrest minority shareholders
254,728 shares (Restricted) & 764,181 shares (Registered) to Gressett
75,109 shares (Restricted) & 225,328 shares (Registered) to Hirschfield
82,962 shares (Restricted) $ 248,887 shares (Registered) to Allen


Party of the First Part
Masterpiece Technology Group, Inc.


By:
          Newell D. Crane, MBA, Ph.D    May 1, 2000




Party of the Second Part
Maplecrest


By:
          G. Richard Gressett           May 1, 2000



By:
          Robin H. Hirschfield               May 1, 2000



By:
          David F. Allen                May 1, 2000